EXHIBIT 99.1

Recommendation from Equinor's nomination committee

The nomination committee in Equinor ASA (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly elects Tove Andersen as new member to Equinor’s board of directors.

Furthermore, the nomination committee recommends a re-election of Jon Erik Reinhardsen as chair and re-election of Jeroen van der Veer as deputy chair of the board, in addition to re-election of Bjørn Tore Godal, Rebekka Glasser Herlofsen, Anne Drinkwater, Jonathan Lewis and Finn Bjørn Ruyter as shareholder-elected members of the board of directors. The current member, Wenche Agerup, has informed the nomination committee that she does not want to stand for re-election.

Tove Andersen is recently appointed executive vice president for Europe in Yara International ASA. Since 2018 she has been executive vice president, Production, in Yara. From 2016 to 2018 she held the position as executive vice president, Supply Chain, in Yara and has previously had several management roles within Yara and Norsk Hydro/ Yara. She started with Norsk Hydro in 1997. She has extensive international industrial experience, and she has broad board experience.

Andersen is a board member of Borregaard ASA and Cambi ASA.

Andersen has a Master of Science (Sivilingeniør) from Norwegian Institute of Technology (NTNU) and a Master in Business Administration from the Norwegian Business School.

The election to Equinor's board of directors takes place in the company's corporate assembly meeting Tuesday 9 June 2020. It is proposed that the election enters into effect from 1 July 2020 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2021.

Contacts:

  Tone Lunde Bakker, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office, Bård Glad Pedersen, +47 918 01 791.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act